Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO, AUGUST 6, 2019– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today the following changes to its senior level organization, effective September 1, 2019:

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Jaime Muguiro Dominguez, current President of CEMEX South, Central America and the Caribbean, and Managing Director and CEO of CEMEX Latam Holdings, S.A. (“CLH”), has been appointed President of CEMEX USA.

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Jesus V. Gonzalez Herrera, current CEMEX Executive Vice President of Sustainability and Operations Development, has been appointed President of CEMEX South, Central America and the Caribbean. In addition, on August 6, 2019, Mr. Gonzalez has been appointed CEO of CLH by the Board of Directors of CLH.

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Juan Romero Torres, current Executive Vice President of Global Commercial Development, has been appointed Executive Vice President of Sustainability, Commercial and Operations Development. This new role combines Mr. Romero’s current responsibilities with those of the Executive Vice Presidency of Sustainability and Operations Development, which include the Health & Safety, Operations and Technology, Energy, Procurement, Sustainability, and Research & Development areas.

“CEMEX’s management team has a track record of operating businesses in our value chain in emerging and developed economies. By rotating managers from one position to another, CEMEX can strengthen the diversity of its experience and knowledge, allowing the company to manage its business more effectively”, said Fernando A. González, CEO of CEMEX. “I would also like to thank our current President of CEMEX USA, Ignacio Madridejos for his 23 years of service and wish him success in his new endeavor.”

For more information on CEMEX and its senior management team, please visit: www.cemex.com

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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CEMEX assumes no obligation to update or correct the information contained in this press release.